SO 12/12/03



03051563

VF 12-11-03

UNITED STATES
:S AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: October 31, 2001<br>Estimated average burden<br>hours per response......12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65595 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/30/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF THE BROKER-DEALER: **Sun's Brothers Securities Inc.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6252 Keokea Place
(No. and Street)

Honolulu (City) HI (State) 96825-1276 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Min Won Yang, President 808-395-5422
(Area Code - Telephone No..)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
**Thomas Kim, CPA**
(Name – *if individual, state last, first, middle name*)

1441 Kapiolani Blvd., #1114 (Address) Honolulu (City) HI (State) 96814 (Zip Code)


DEC 09 2003

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

8-65595

# SUN'S BROTHERS SECURITIES, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED SEPTEMBER 30, 2003



SEC MAIL PROCESSING SECTION
RECEIVED
DEC 09 2003
181
WASH. D.C.

Thomas Kim, CPA, Inc.
1441 Kapiolani Blvd., #1114
Hon. HI 96814

October 15, 2003

SUN'S BROTHERS SECURITIES, INC.

We have compiled the accompanying balance sheet of SUN'S BROTHERS SECURITIES, INC. as of September 30, 2003, and the related income statement for the twelve months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantially all of the disclosures and the statement of cash flows required by generally accepted accounting principles. If the omitted disclosures and statement of cash flows were included in the financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.



Thomas Kim, CPA, Inc.

Sun's Brothers Securities, Inc.
STATEMENT OF INCOME
For The Twelve Months Ended September 30, 2003

| | | Amount | Percent |
|---|---|---|---|
| Revenue | | | |
| Commission | $ | 2,041.49 | 100.0 |
| Total Revenue | | 2,041.49 | 100.0 |
| Cost of Goods Sold | | | |
| Gross Margin | | 2,041.49 | 100.0 |
| Expenses | | | |
| Salaries - officers | | 18,000.00 | 881.7 |
| Salaries - others | | 13,500.00 | 661.3 |
| Bank fees | | 6.50 | 0.3 |
| Office supplies | | 855.98 | 41.9 |
| Taxes - gross income | | 89.25 | 4.4 |
| Taxes - payroll | | 3,469.99 | 170.0 |
| Total Expenses | | 35,921.72 | 1759.6 |
| Income from Operations | | (33,880.23) | (1659.6) |
| Other Income | | | |
| Interest income | | 189.77 | 9.3 |
| Total Other Income | | 189.77 | 9.3 |
| Other Expenses | | | |
| Depreciation expense | | 4,266.00 | 209.0 |
| Total Other Expenses | | 4,266.00 | 209.0 |
| Net Income | $ | (37,956.46) | (1859.3) |

See Accountant's Compilation Report

Sun's Brothers Securities, Inc.
BALANCE SHEET
SEPTEMBER 30, 2003

## ASSETS

| | | | |
|---|---|---|---|
| Current assets | | | |
| Cash in bank | 1,770.63 | | |
| Total current assets | | $ 1,770.63 | |
| Fixed assets | | | |
| Furniture | 447.84 | | |
| Equipment | 2,827.84 | | |
| Organization expense | 28,252.34 | | |
| Accum depr - furniture | (197.00) | | |
| Accum depr - equipment | (1,244.00) | | |
| Accum amort - Org expense | (2,825.00) | | |
| Total fixed assets | | 27,262.02 | |
| Other assets | | | |
| Deposits | 35,189.77 | | |
| Total other assets | | 35,189.77 | |
| TOTAL ASSETS | | | $ 64,222.42 |

See Accountant's Compilation Report

Sun's Brothers Securities, Inc.
BALANCE SHEET
SEPTEMBER 30, 2003

LIABILITIES AND CAPITAL

| | | | |
|---|---|---|---|
| Current liabilities | | | |
| Salaries payable | 1,403.18 | | |
| Accrued taxes payable | 733.70 | | |
| Total current liabilities | | $ 2,136.88 | |
| Long term liabilities | | | |
| Total long | | | |
| Other liabilities | | | |
| Total other | | | |
| Total liabilities | | $ 2,136.88 | |
| Capital | | | |
| Capital stock @ $ 1 par | 1,000.00 | | |
| Paid in capital | 99,042.00 | | |
| Current Earnings | (37,956.46) | | |
| Total capital | | 62,085.54 | |
| TOTAL LIABILITIES AND CAPITAL | | | $ 64,222.42 |

See Accountant's Compilation Report

Sun's Brothers Securities Inc
TRIAL BALANCE


Sep 30, 2003

| GEN | SUB | DESCRIPTION | BAL FWD | CUR PER | BALANCE | |
|---|---|---|---|---|---|---|
| *** | | Asset accounts | | | | |
| 105 | | Cash in bank | 5573.14 | 3802.51CR | 1770.63 | ** |
| 205 | | Furniture | 447.84 | 0.00 | 447.84 | ** |
| 208 | | Equipment | 2827.84 | 0.00 | 2827.84 | ** |
| 220 | | Organization expense | 27765.84 | 486.50 | 28252.34 | ** |
| 232 | | Accum depr - furniture | 0.00 | 197.00CR | 197.00CR | ** |
| 240 | | Accum depr - equipment | 0.00 | 1244.00CR | 1244.00CR | ** |
| 247 | | Accum amort - Org expense | 0.00 | 2825.00CR | 2825.00CR | ** |
| 250 | | Deposits | 35171.26 | 18.51 | 35189.77 | ** |
| *** | | Liability accounts | | | | |
| 320 | | Salaries payable | 1403.18CR | 0.00 | 1403.18CR | ** |
| 355 | | Accrued taxes payable | 328.40CR | 405.30CR | 733.70CR | ** |
| *** | | Capital accounts | | | | |
| 516 | | Capital stock @ $ 1 par | 1000.00CR | 0.00 | 1000.00CR | ** |
| 517 | | Paid in capital | 99042.00CR | 0.00 | 99042.00CR | ** |
| 520 | | Current Earnings | 0.00 | 0.00 | 0.00 | ** |
| *** | | Revenue accounts | | | | |
| 600 | | Commission | 1583.24CR | 458.25CR | 2041.49CR | |
| 652 | | Interest income | 171.26CR | 18.51CR | 189.77CR | |
| *** | | Expense accounts | | | | |
| 800 | | Salaries - officers | 16000.00 | 2000.00 | 18000.00 | |
| 801 | | Salaries - others | 12000.00 | 1500.00 | 13500.00 | |
| 808 | | Bank fees | 0.00 | 6.50 | 6.50 | |
| 844 | | Office supplies | 855.98 | 0.00 | 855.98 | |
| 863 | | Taxes - gross income | 0.00 | 89.25 | 89.25 | |
| 864 | | Taxes - payroll | 2886.18 | 583.81 | 3469.99 | |
| 996 | | Depreciation expense | 0.00 | 4266.00 | 4266.00 | |
| | | TOTAL DEBITS | 103528.08 | 8950.57 | 112478.65 | |
| | | TOTAL CREDITS | 103528.08CR | 8950.57CR | 112478.65CR | |
| | | DIFFERENCE | 0.00 | 0.00 | 0.00 | |
| | | REVENUE | 1754.50CR | 476.76CR | 2231.26CR | |
| | | EXPENSE | 31742.16 | 8445.56 | 40187.72 | |
| | | NET PROFIT (LOSS) | ( 29987.66) | ( 7968.80) | ( 37956.46) | |

| JOURNAL TYPE | DATE | DESCRIPTION | JNL | PERIOD | POSTED |
|---|---|---|---|---|---|
| Cash Disbursements | 09/30/03 | September checks | 3 | September | Yes |

| GEN | SUB | REF | DATE | DESCRIPTION | DEBITS | CREDITS |
|---|---|---|---|---|---|---|
| 220 | | 232 | 09/04/03 | verizon | 37.04 | |
| 320 | | 233 | 09/04/03 | m w yang | 791.48 | |
| 320 | | 234 | 09/04/03 | j okamura | 612.33 | |
| 220 | | 235 | 09/16/03 | verizon | 128.07 | |
| 355 | | 236 | 09/17/03 | state tax | 164.20 | |
| 355 | | 237 | 09/17/03 | boh | 795.94 | |
| 220 | | 238 | 09/17/03 | t kim cpa | 150.00 | |
| 320 | | 239 | 09/17/03 | m w yang | 791.48 | |
| 320 | | 240 | 09/17/03 | j okamura | 612.33 | |
| 220 | | 241 | 09/22/03 | oceanic | 109.32 | |
| 220 | | 242 | 09/30/03 | dept of commerce | 25.00 | |
| 220 | | 243 | 09/30/03 | verizon | 37.07 | |
| 808 | | | 09/30/03 | bank svc fee | 6.50 | |
| 105 | | | 09/30/03 | september checks | | 4260.76 |
| 105 | | | 09/30/03 | september deposits | 458.25 | |
| 600 | | | 09/30/03 | september deposits | | 458.25 |

Account Hash Total 4928 — Journal Totals — 4719.01 — 4719.01
Reference Hash Total 2850 — 16 Transactions

| JOURNAL TYPE | DATE | DESCRIPTION | JNL | PERIOD | POSTED |
|---|---|---|---|---|---|
| Adjusting Jnl #1 | 09/30/03 | Adjusting entries | 4 | September | Yes |

| GEN | SUB | REF | DATE | DESCRIPTION | DEBITS | CREDITS |
|---|---|---|---|---|---|---|
| 800 | | | 09/30/03 | payroll | 2000.00 | |
| 801 | | | 09/30/03 | payroll | 1500.00 | |
| 320 | | | 09/30/03 | payroll | | 2807.62 |
| 355 | | | 09/30/03 | payroll | | 692.38 |
| 864 | | | 09/30/03 | payroll | 583.81 | |
| 355 | | | 09/30/03 | payroll | | 583.81 |
| 250 | | | 09/30/03 | interest income | 18.51 | |
| 652 | | | 09/30/03 | interest income | | 18.51 |
| 863 | | | 09/30/03 | get | 89.25 | |
| 355 | | | 09/30/03 | get | | 89.25 |
| 996 | | | 09/30/03 | depreciation | 4266.00 | |
| 232 | | | 09/30/03 | depreciation | | 197.00 |
| 240 | | | 09/30/03 | depreciation | | 1244.00 |
| 247 | | | 09/30/03 | depreciation | | 2825.00 |

Account Hash Total 7330 Journal Totals 8457.57 8457.57
Reference Hash Total 0 14 Transactions

**Sun's Brothers Securities, Inc.**
Month ended September 30, 2003

Supporting schedule

| | | |
|---|---|---|
| Organization expense | | |
| Beginning balance | $ | 27,765.84 |
| Professional service | | 150.00 |
| Telephone line | | 202.18 |
| Cable line | | 109.32 |
| License & Fees | | 25.00 |
| | | 28,252.34 |
| Less Accumulated Amortization | | (2,825.00) |
| | | 25,427.34 |
| Furniture | | |
| Beginning balance | $ | 447.84 |
| Less Accumulated Depreciation | | (197.00) |
| | $ | 250.84 |
| Equipment | | |
| Beginning balance | $ | 2,827.84 |
| Less Accumulated Depreciation | | (1,244.00) |
| | $ | 1,583.84 |
| Deposits | | |
| Beginning balance | $ | 35,171.26 |
| Interest income | | 18.51 |
| | $ | 35,189.77 |
| Computation of Net Capital | | |
| Beginning balance | $ | 70,054.34 |
| Current earnings | | (7,968.80) |
| Actual Net capital | $ | 62,085.54 |
| Less Nonallowable Assets | | |
| Furniture | $ | 250.84 |
| Equipment | | 1,583.84 |
| Organization | | 25,427.34 |
| | $ | 27,262.02 |
| Tentative Net Capital | $ | 34,823.52 |
| Less Required Net Capital ( 120 % of 5,000) | | (6,000.00) |
| Excess Net Capital | $ | 28,823.52 |